A14
12-10-02

VF 12-6-02

02053083

ES
E COMMISSION
20549

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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2002

| SEC FILE NUMBER |
|---|
| 8-51314 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UNX, Inc., a Delaware corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 E. Olive Ave., Second Floor
(No. and Street)

Burbank (City) CA (State) 91502 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Smith 818-333-3309
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) CA (State) 90071 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 13 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**OATH OR AFFIRMATION**

I, Jeff Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedule pertaining to the firm of UNX, Inc., a Delaware Corporation (the "Company") as of September 30, 2002 and for the period October 1, 2001 through September 30, 2002 are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

K. CAMERON
Comm. # 1307082
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires June 3, 2005

Notary Public

Signature

Senior Managing Director Finance
Title

This report* contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (n) Supplemental Report on Internal Control (filed concurrently and included in the Public Report as a separate document).

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UNX, INC., A DELAWARE CORPORATION
(SEC FILE No. 8-51314)



# STATEMENT OF FINANCIAL CONDITION
# AS OF SEPTEMBER 30, 2002
# AND
# INDEPENDENT AUDITORS' REPORT
# AND
# SUPPLEMENTAL REPORT
# ON INTERNAL CONTROL

**********

Filed in accordance with Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

## INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
UNX, Inc., a Delaware Corporation

We have audited the following statement of financial condition of UNX, Inc., a Delaware Corporation (the "Company"), as of September 30, 2002, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of UNX, Inc. at September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

November 15, 2002

# UNX, INC.

## STATEMENT OF FINANCIAL CONDITION
## SEPTEMBER 30, 2002

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 2,156,636 |
| Restricted cash | 4,264,245 |
| Receivable from broker dealers and others | 1,450,151 |
| Equipment, leasehold improvements, software, and furniture and fixtures—at cost, less accumulated depreciation and amortization of $1,390,277 | 1,936,013 |
| Deposits, prepaid expenses and other assets | 513,369 |
| Goodwill | 10,679,801 |
| Intangible assets—less accumulated amortization of $951,100 | 4,748,900 |
| TOTAL | $ 25,749,115 |

### LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable | $ 285,808 |
| Commission rebates payable to clients | 4,161,962 |
| Accrued expenses and other liabilities | 1,161,762 |
| Capital lease obligations | 89,746 |
| Total liabilities | 5,699,278 |
| COMMITMENTS AND CONTINGENT LIABILITIES | |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $.0000001 par—1 share authorized; 1 share issued and outstanding | 1 |
| Additional paid-in capital | 37,377,063 |
| Accumulated deficit | (17,327,227) |
| Total stockholder's equity | 20,049,837 |
| TOTAL | $ 25,749,115 |

See accompanying notes to statement of financial condition.

## 1. NATURE OF OPERATIONS

The accompanying financial statement reports the accounts of UNX, Inc. (the "Company" or "UNX"), a wholly owned subsidiary of UNX Holdings, Inc. ("Holdings"), a Delaware Corporation. The Company is a broker/dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is based in Burbank, California, with a disaster recovery site in Las Vegas, Nevada, and sales offices in San Diego, New York, Atlanta and Minneapolis. UNX offers institutional brokerage services, including a proprietary electronic trading platform. All securities transactions for the accounts of the Company and its customers are cleared through another broker/dealer on a fully disclosed basis.

On May 28, 2002, the Company completed a series of transactions to create a holding company and acquire another fully disclosed broker/dealer which offered similar institutional brokerage services. As a result of these transactions, UNX became a wholly owned subsidiary of Holdings and simultaneously received the assets and liabilities of the broker/dealer acquired by Holdings in the form of a capital contribution.

## 2. SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting***—The statement of financial condition of the Company has been prepared on the accrual basis of accounting and is in conformity with accounting principles generally accepted in the United States of America.

***Use of Estimates***—The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

***Cash and Cash Equivalents***—For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less that are not required to be segregated under federal or other regulations to be cash equivalents. At September 30, 2002, cash equivalents consisted of Treasury bills of approximately $1,746,000, bank certificates of deposit of approximately $107,000 and money market funds of approximately $303,000, all with original maturities of less than 90 days.

***Restricted Cash***—At September 30, 2002, restricted cash consisted of $102,283 of clearing deposits and $4,161,962 due to customers participating in the Company's commission rebate program.

***Securities Transactions***—Commissions and the related clearing expenses are recorded on a trade-date basis.

***Equipment, Leasehold Improvements, Software, and Furniture and Fixtures***—Equipment, software, and furniture and fixtures are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

***Long-Lived Assets***—The Company assesses the facts and circumstances to determine whether property and equipment, and intangible or other assets, may be impaired and whether an evaluation of recoverability would be performed, as required under Statement of Financial Accounting Standards ("SFAS") No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* At September 30, 2002, there were no adjustments to the carrying value of the Company's long-lived assets.

***Income Taxes***—The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

***Stock-Based Compensation***—As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company accounts for options granted under its employee stock option plan on the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25.

***Software Development Costs***—The Company has adopted the American Institute of Certified Public Accountants issued Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. The statement provides guidance for the capitalization of certain costs of developing and obtaining internal use software. For the year ended September 30, 2002, the Company had capitalized software of $337,913. These assets were put into service in September 2002 and will be amortized over their useful lives of three years.

***Recent Accounting Pronouncements***—In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations*, which was effective immediately. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of this standard did not have a significant impact on the Company's financial statement.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which the Company adopted on January 1, 2002. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized but instead be tested for impairment at least annually and written down when impaired. SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. In accordance with this standard, the Company does not amortize goodwill and indefinite life intangible assets but evaluates their carrying value annually or when events or circumstances indicate that their carrying value may be impaired.

During the fiscal year ended September 30, 2002, Holdings contributed to UNX the assets (including goodwill and another tangible assets) and liabilities acquired through the purchase of another broker/dealer. In accordance with SFAS No. 142, the other intangible asset (representing customer relationships acquired) was assigned a value of $5,700,000, has a finite life of approximately two years, and is being amortized proportionately over that period of time.

## 3. EQUIPMENT, LEASEHOLD IMPROVEMENTS, SOFTWARE, AND FURNITURE AND FIXTURES

Equipment, leasehold improvements, software, and furniture and fixtures consisted of the following as of September 30, 2002:

| | Owned | Capital Leases | Total |
|---|---|---|---|
| Equipment | $1,467,715 | $459,504 | $ 1,927,219 |
| Capitalized software | 337,913 | | 337,913 |
| Software | 375,880 | | 375,880 |
| Furniture and fixtures | 264,136 | | 264,136 |
| Leasehold improvements | 421,142 | | 421,142 |
| | $2,866,786 | $459,504 | 3,326,290 |
| Accumulated depreciation and amortization | | | (1,390,277) |
| Total | | | $ 1,936,013 |

## 4. COMMITMENTS AND CONTINGENT LIABILITIES

***Settlement of Securities Transactions***—The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by performing due diligence before accepting new customers, requiring deposits from customers for certain types of trades, and monitoring all trading activity.

***Leases***—The Company leases equipment and office space under noncancelable capital and operating leases. The Company has the following lease commitments:

| Year Ending September 30 | Capital Leases | Operating Leases |
|---|---|---|
| 2003 | $97,700 | $ 857,972 |
| 2004 | | 769,736 |
| 2005 | | 219,430 |
| 2006 | | 48,004 |
| 2007 | | |
| Total | 97,700 | $1,895,142 |
| Amount representing interest | 7,954 | |
| Present value of obligations—capital lease | $89,746 | |

The amount necessary to reduce minimum lease payments to their present value was calculated using the Company's incremental borrowing rate at the inception of the lease.

## 5. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

## 6. STOCKHOLDER'S EQUITY

***Common Stock***—As discussed in Note 1, all of the previously existing shares of common and preferred stock were converted into one share of common stock.

***Stock Options***—In conjunction with the organization of the holding company, Holdings assumed all rights and obligations of the Company's 2000 Stock Option and Grant Plan. All shares outstanding at the date of the reorganization were effectively canceled at UNX and reissued by Holdings with a new exercise price of $3.33. The change in exercise price resulted in variable accounting treatment for those options. Variable accounting for these options will continue until they are exercised, canceled or expire.

***Warrants***—Also in conjunction with the organization of the holding company, Holdings assumed all rights and obligations of the vested and unvested warrants previously issued to certain convertible preferred Series C stockholders.

## 7. INCOME TAXES

At September 30, 2002, the Company had net deferred tax assets of $4,885,765. The Company has established a valuation allowance against 100% of deferred tax assets until it can be determined that it is more likely than not that the asset will be realized. The deferred tax assets primarily result from $14,800,000 of net operating loss carryforwards for federal tax purposes. The net operating loss carryforwards will begin to expire in 2020, and the Company's ability to utilize these amounts is subject to the ownership change rules in accordance with Internal Revenue Code Section 382. The amount of net operating losses available for the year ending September 30, 2003 will be approximately $3,800,000.

## 8. RETIREMENT PLAN

The Company has a defined contribution retirement plan (the "Plan"). Under the terms of the Plan, the Company matches 100% of employee contributions, up to 5% of the employee's compensation. Employees vest in the Company's contribution at a rate of 20% per year over five years. Total Company contributions made to the Plan during the fiscal year ended September 30, 2002 were approximately $191,000.

The Company intends to amend the Plan effective January 1, 2003 so that the Company match will become discretionary.

## 9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2002, the Company had net capital of $1,338,564, which was $958,612 in excess of its required net capital of $379,952. The Company's ratio of aggregate indebtedness to net capital was 4.3 to 1.

## 10. RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing brokers or dealers, and effectuates any financial transactions between the broker or dealer and his or her customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers of UNX." Operating under such exemptions, the Company is not required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

* * * * * *

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

**Deloitte & Touche**

November 15, 2002

UNX, Inc., a Delaware Corporation
175 East Olive Avenue, Suite 200
Burbank, California 91502

In planning and performing our audit of the financial statements of UNX, Inc., a Delaware Corporation (the "Company"), for the year ended September 30, 2002 (on which we issued our report dated November 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP